August 14, 2006

VIA ELECTRONIC TRANSMISSION

Ms. Kathleen Collins

Accounting Branch Chief

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:	EMC Corporation
Form 10-K for the Year Ended December 31, 2005
Filed March 6, 2006
Form 8-K Filed July 14, 2006
File No. 1-09853

Dear Ms. Collins:

In connection with your letter dated August 3, 2006 to Joseph M. Tucci, Chairman, President and Chief Executive Officer of EMC Corporation (“EMC” or the “Company”), we are providing the following response to the comment made by staff members (the “Staff”) of the Securities and Exchange Commission (the “Commission”). To assist you in your review, we have included the heading and comment from that letter.

Form 8-K Filed July 14, 2006

1.	Comment: Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures for each of your non-GAAP measures (i.e. non-GAAP cost of revenue, non-GAAP R&D expense, non-GAAP SG&A, non-GAAP operating income, non-GAAP income before tax, non-GAAP income tax provisions, non-GAAP net income and non-GAAP diluted net income per share):

•	the economic substance behind management’s decision to use such a measure

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate

Ms. Kathleen Collins

Accounting Branch Chief

August 14, 2006

the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to elevate performance. Also, since each of the non-GAAP measures excludes items that are considered recurring in nature the Company must meet the burden of demonstrating the usefulness of each measure and clearly disclose why each non-GAAP measures is useful when these items are excluded.

For example, we note the Company eliminates stock-based compensation expense from cost of revenue, R&D and SG&A. It is not clear how management uses this non-GAAP information to conduct or evaluate its business in each of the areas of operations (cost of revenue, R&D, etc.). Stock based compensation is a form of compensation similar to cash and is viewed as compensation by the recipients. If this form of compensation was removed from the recipients overall compensation package, then how does management determine that an employees performance would remain unchanged such that it would not affect the Company’s overall operations. For instance, would the performance of an employee responsible for sales and marketing be changed if a portion of his or her compensation package were eliminated? If so, then why would management exclude this compensation in analyzing your business performance? It is also not clear how eliminating such expenses from your GAAP disclosures would be useful to an investor. If the Company prefers to include a discussion of the impact of adopting SFAS 123R and to explain why the amounts in certain expenses differ from period to period; then tell us what consideration you gave to including such a discussion in your MD&A as opposed to disclosing as non-GAAP financial information.

Response: We believe the disclosures provided in the Current Report on Form 8-K furnished to the Commission on July 14, 2006 (the “8-K”) meet the requirements stipulated in Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures for each item that has been excluded from our GAAP results. To assist the Staff, we have provided the disclosures contained in such report, underlined the sections that specifically address the Staff’s questions and indicated in italics how each of the components of Question 8 has been addressed.

“This release contains non-GAAP financial measures. These non-GAAP financial measures, which are used as measures of EMC’s performance, should be considered in addition to, not as a substitute for, or superior to, measures of EMC’s financial performance prepared in accordance with GAAP. A reconciliation of these non-GAAP financial measures to GAAP is provided in the text of this release or in the tables entitled “Selected Non-GAAP Data” for the periods ended June 30, 2006 and 2005 attached to this release. EMC’s non-GAAP measures may be defined differently than similar terms used by other companies, and accordingly, care should be exercised in understanding how EMC defines its non-GAAP financial measures.

Ms. Kathleen Collins

Accounting Branch Chief

August 14, 2006

Specifically, stock option expense, restricted stock expense and intangible amortization is excluded from each non-GAAP financial measure in this release. Management views these items as non-cash expenses that are reported internally as corporate expenses. In addition, in some cases where specified, restructuring and other special charges and certain tax benefits are excluded from net income and earnings per share. For purposes of its internal budgets and each reporting segment’s financial goals, EMC’s management uses financial statements that do not include such items.

EMC’s management uses these non-GAAP financial measures to gain an understanding of EMC’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects. These non-GAAP financial measures are also used by EMC’s management in their financial and operating decision-making because management believes they reflect the underlying economics of EMC’s ongoing business in a manner that allows meaningful period-to-period comparisons. Such comparisons may be more meaningful because operating results presented under GAAP may include, from time to time, items that are not necessarily relevant to understand EMC’s business and may, in some cases, be difficult to forecast accurately for future periods. (This is the economic substance behind management’s decision to use such a measure. We supplementally advise the Staff that for reporting purposes these items are not included within the segment results. This is consistent with management’s internal reporting process. The items are shown as a reconciling column in our segment footnote to agree to the consolidated results.)

EMC’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating EMC’s current operating performance and future prospects in the same manner as management does if they so choose. (This is why management believes the non-GAAP financial measure provides useful information to investors.)

These non-GAAP financial measures have limitations, however, because they do not include all items of income and expense that affect EMC’s operations. One material limitation of a non-GAAP financial measure that excludes stock-based compensation and intangible amortization is that it does not reflect any benefit that such items may confer on EMC. Management compensates for this and other limitations by also considering EMC’s financial results as determined in accordance with GAAP.” (This addresses the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure and the manner in which management compensates for these limitations when using the non-GAAP financial measures).

The Staff has stated that it is not clear how management uses this non-GAAP information to conduct or evaluate its business in each of the areas of operations (cost of revenue, R&D, etc.). We refer the Staff to the disclosure in our 8-K, which includes the following statement: “For purpose of its internal budgets and each reporting segment’s financial goals, EMC’s management uses financial statements that do not include such items” (italics added). Our

Ms. Kathleen Collins

Accounting Branch Chief

August 14, 2006

business managers are held accountable for their operations exclusive of the items that are removed from our non-GAAP information.

The Staff noted that the Company eliminates stock-based compensation expense from cost of revenue, R&D and SG&A, and believes that it is not clear how management uses this non-GAAP information to conduct or evaluate its business in each of the areas of operations (cost of revenue, R&D, etc.). The Staff questions how management determines that an employee’s performance would remain unchanged such that it would not affect our overall operations and gives an example of how compensation might affect operations. We supplementally advise the Staff that the Company uses the information, which excludes the items removed from the GAAP results, to evaluate specific segment performance. The Company’s focus on operational results of a segment is different than an individual manager’s evaluation of a particular employee’s performance to determine that individual’s compensation.

The Staff has also said that it is also not clear how eliminating such expenses from our GAAP disclosures would be useful to an investor. We refer the Staff to the disclosure in our 8-K which includes the following statement: “EMC’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating EMC’s current operating performance and future prospects in the same manner as management does if they so choose.” We believe this disclosure is responsive to the Staff’s comment.

In answer to the Staff’s request to tell what consideration we gave to including a discussion of the impact of adopting SFAS 123R in our MD&A as opposed to disclosing as non-GAAP financial information, we inform the Staff that we included the discussion of the impact of adopting SFAS 123R in our MD&A as opposed to disclosing non-GAAP financial information because we believe that there are material limitations associated with non-GAAP financial measures that make disclosure of such measures more appropriate in a document that is furnished to the Commission. However, as disclosed in our 8-K, we compensate for such limitations by considering EMC’s financial results as determined in accordance with GAAP.

Should you have any further questions on the above, please do not hesitate to contact me at (508) 293-6541.

Sincerely,

/s/ Mark A. Link

Mark A. Link

Senior Vice President and

Chief Accounting Officer